Exhibit 99.1

Ferrari introduces additional preventive measures to safeguard employee wellbeing

Maranello, 13 March 2020 - Ferrari has activated additional and even more rigorous preventive measures to guarantee the highest standards of health procedures, following the decree on COVID-19 issued by the Italian Government on March 11.

The workforce present in Maranello and Modena plants has been reduced to a minimum, while remaining personnel is working remotely, in accordance to the letter and the spirit of the decree.

Whilst continued production relies on the entire supply chain and the situation remains extremely fluid Ferrari has, as of yet, not confronted issues that would materially affect its manufacturing plans.

Ferrari will continue to assess the appropriate balance between the wellbeing of employees, who will remain our priority, with the needs of both our partners and clients.

Ferrari spa
Direzione e stabilimento
via Abetone Inf. 4
I-41053 Maranello (MO)
tel +39 0536 949 337
fax +39 0536 949 049
www.ferrari.com